Exhibit 3.2

TEXT OF AMENDED ARTICLE II, SECTIONS 3, 5 and 6

OF

THIRD AMENDED AND RESTATED BY-LAWS

OF

CHRISTOPHER & BANKS CORPORATION

ARTICLE II.
BOARD OF DIRECTORS

Section 3.  Election and Term of Directors.  Each of the directors shall hold office until the annual meeting of stockholders next held after such director’s election and until such director’s successor shall have been elected and shall qualify, or until the earlier death, resignation, removal or disqualification of such director.

Except as otherwise provided in the Certificate of Incorporation of the Corporation, directors shall be elected by a plurality of the votes cast.

Section 5.  Removal.  Any director may be removed by the stockholders of the Corporation only by the affirmative vote of a majority of the stockholders then entitled to vote in the election of directors.

Section 6.  Newly Created Directorships and Vacancies.  Except as otherwise provided in the Certificate of Incorporation of the Corporation, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors.  Any director elected in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders and until such director’s successor shall have been elected and qualified.  No decrease in the number of directors shall shorten the term of any incumbent director.